Exhibit 99.1

FROM:	Kerzner International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER INTERNATIONAL ANNOUNCES THE REDEMPTION OF
8-5/8% SENIOR SUBORDINATED NOTES DUE 2007

PARADISE ISLAND, The Bahamas, November 27, 2002 – Kerzner International Limited (NYSE: KZL) (the “Company”) and its wholly owned subsidiary Kerzner International North America, Inc. (“KINA”) announced that today they called for redemption the entire outstanding principal amount of their 8-5/8% Senior Subordinated Notes due 2007 (the “Notes”) pursuant to the terms of the indenture governing the Notes. There are currently approximately $74.2 million aggregate principal amount of Notes outstanding.

The Company and KINA will redeem the Notes on December 27, 2002, at the redemption price of 104.313%, or $1,043.13 for each $1,000.00 of principal amount outstanding, plus accrued interest. Payment will be made to each Note holder upon presentation and surrender of the Notes in accordance with the terms of the indenture. The Company intends to fund the redemption with available cash and borrowings under its revolving credit facility.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into a management and development agreement for a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.